July 1, 2005
via U.S. Mail

Michael P. Sage
Chief Executive Officer
Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361


Re:	Orchids Paper Products Company
		Amendment No. 2 to Registration Statement on
      Form S-1
      Filed June 24, 2005
	File No. 333-124173


Dear Mr. Sage:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General

1. We remind you of prior comments 1 and 4. For example, provide updated disclosure on page 33 regarding your compliance with the financial covenants specified in your credit facility and term loan agreement as of the most recent fiscal quarter ended June 30, 2005.


Prospectus Summary, page 1

Risks, page 2

2. We note that in your response to prior comment 5 you commit to recirculate if you fail to raise at least $11.5 million in net proceeds. Disclose in the prospectus that you must raise a minimum amount of net proceeds in order to obtain the debt financing you need to complete the project. Make corresponding revisions to the caption and text of the risk factor captioned "Our ability to obtain the debt financing" at page 9.
3. Revise your reference in the first bullet point to "that facility" to clarify which credit facility you are referencing. Also revise the second bullet point to quantify the amount of the anticipated expenses. In the alternative, clarify that you anticipate that the amount of these expenses will be substantial.

Notes to Financial Statements, page F-13
Note 2 - Acquisition of Orchids Paper Products Company, page F-16

4. You disclose that the adjusted purchase price of Orchids Paper Products Company was $21,598,000. In the summary purchase price allocation table following your discussion you indicate the net assets acquired were only $5,544,000. Please reconcile for us and disclose the difference between the adjusted purchase price and the amount identified as net assets acquired.

5. You indicate the "value of the plant equipment was based on a
2002
appraisal of those assets." Please tell us and disclose why you believe it is appropriate to use an appraisal received in 2002, when the acquisition occurred in 2004.

6. You also state "Since the purchase price allocable to plant equipment was the residual value that was less than the 2002 apprised values, management allocated the residual value to major equipment components proportionately on the basis of the appraised values." Please explain this statement to us to clarify how the purchase price was allocated to plant equipment, and confirm to us that your accounting complies with the purchase price allocation methodology outlined in paragraphs 35-46 of SFAS 141.

Closing Comments
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our
comments.   Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Mark Wojciechowski at (202) 551-3759 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any other questions.

							Sincerely,


							H. Roger Schwall
						Assistant Director

cc: 	Donald Figliulo, Esq.
	Bryan Cave LLP
	(312) 602-5050 (via facsimile)

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Michael P. Sage
Orchids Paper Products Company
July 1, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
	20549-7010